INVEST IN **LANEAXIS**

Revolutionizing transportation with patented technology


CHANGING THE $1.2T TRUCKING
INDUSTRY FOR THE BETTER
LANEAXIS

laneaxis.com Orange CA

Featured Investors

Investors include

Thuy Van Ca Sĩ Vũ Sư | SEAMGEN | AAOO | Legacy Retail | Williams Enterprises | Morgan Polymer Seals | SouthWest Sun Solar Inc.



Thuy Van Ca Sĩ Vũ Sư

Syndicate Lead

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I firsthand have experienced the costs and inefficiencies of using freight brokers for my business. When I was introduced to LaneAxis' mission and vision of eliminating freight brokers, I knew this was needed for the future. In everything I do in life, I deal with no middle person. Technology has allowed this process to happen in all lines of business. In transportation, the middle person thrives on confusion, which leads to 20% or higher costs, increased traffic due to trucks going empty, and is bad for the environment with additional emissions. I invested in LaneAxis for the opportunity I see in the efficiency of their technology.

Invested $50,000 this round & $300,000 previously

Highlights

1. Massive Market: The U.S. trucking industry produces nearly $800 billion annually in revenue
2. Growing Market: U.S. Freight volumes expected to grow 36% through 2031
3. Strong Team with Freight & Supply Chain Experience: CEO is former trucking company partner
4. Professional Partnerships: AAOO (100,000+ Driver Network), OOIDA, NOOA, TCS Fuel Card, and others
5. Removing Major Costs: Today load boards and freight brokers represent $200 billion+ in annual fees
6. LaneAxis Successful Past Campaigns: $1M raise in 2020 and a $5M raise in 2022

Our Team



Ricky Burnett Chairman

Rick's extensive knowledge of mobile technology, Web3 technology, and deep experience in trucking and logistics makes him a natural fit to head the LaneAxis board. Rick was a partner in two

trucking companies: Redline and United States Freight Exchange.



Mason Burnett CEO

Mason oversees all internal operations at LaneAxis, commanding a lean and agile workflow between all teams. Mason is also responsible for product strategy and initiatives to support the business's overall goals.



Jason Smith President

With a B.S. degree in Finance and 20 years of experience in finance, Jason brings a wealth of knowledge and expertise. He also has 4 years of military/federal law enforcement experience, which has further honed his leadership/problem-solving skills



Elvis Rodrigues Lead Engineer

A tech designer with extensive experience overseeing corporate finances, Elvis has 10+ years of management experience in ITeS and IT Product sectors. Elvis has also held senior positions with IT consultancy company Unisys, as well as with Bank of America



Harsh Yadav CTO

Fluent in all coding languages, Harsh has fully immersed himself in the freight logistics and supply chain industries. Focus areas include: virtualization, networking, UI, UX, Enterprise Software, Large Scale Systems, Web and Mobile App Development.



Ellie Burnett CDO

Ellie manages the Creative Department for LaneAxis, from marketing initiatives to company branding. She has worked full-time for LaneAxis since April 2020. She manages all designers, creates content, and runs all social platforms.



Andrew Rivera CMO

Andrew is an award-winning former TV news journalist with over a decade of corporate experience in PR and marketing. Technically and editorially savvy, he thrives on every opportunity to create imaginative writing that slice through the clutter

Join LaneAxis on our mission to fix the supply chain


A SHIPPER TO CARRIER DIRECT MARKETPLACE
on a mission to fix the supply chain industry

Why LaneAxis?

Every person reading this is affected by the supply chain - increased consumer cost, increased traffic congestion by the million empty daily truck movements, and increased emissions all add up to inefficiencies crippling the supply chain. As you look around - virtually everything you see ended up on a truck at some point. Lacking a cohesive transportation network has led to $200B in intermediary fees. A decade ago, LaneAxis set out to transform by building a shipper-to-carrier direct system where the model solves these problems. Built on a foundation of patented technology, the LaneAxis Direct Network eliminates costly brokers and billions of empty truck miles, while injecting true efficiency and transparency into an industry starving for both.


DIRECT BUSINESS MODEL

Transforming the $1.2T trucking industry with patented technology

Intermediaries like freight brokers and third-party logistics companies (3PLs) were necessary to manage the relationships due to the lack of technology and with the industry being made up of 97% independent drivers. Today, that is not the case. These intermediaries contribute to the chaos in freight transportation

to justify their existence, without revealing the freight rates they charge shippers or their commission percentages.

Truckers suffer the most, as they operate in financial obscurity, accepting rates that barely cover their operational costs. Other technology platforms claiming to provide direct freight services act essentially as electronic freight brokerages. Our technology platform is a transactional model allowing shippers and carriers complete transparency in the per shipment rate cost.

The Supply Chain Industry is Massive

The movement of freight in the United States is an enormous and vital part of the country's economy, with a staggering $54 billion worth of goods being transported daily. This figure underscores the immense scale and significance of the logistics industry within the nation. However, alongside this impressive volume of goods being moved, there are substantial challenges and inefficiencies that need to be addressed.

One of the major issues facing the freight industry is the high cost associated with moving these goods. The fees and expenses involved in the transportation of goods across the country can be astronomical. These costs can include not only fuel expenses but also tolls, maintenance, insurance, and labor costs. Reducing these expenses is crucial not only for the profitability of businesses but also for the affordability of goods for consumers.

The fact that there are approximately 879 million miles driven daily by truck drivers in the United States highlights the immense scale of the trucking industry. Truck drivers play a vital role in the country's economy by transporting goods to every corner of the nation. However, this also means that there is a significant opportunity to improve the efficiency and sustainability of these operations.


$54
Billion
Worth of good
transported a day
53.6
million
tonnage of loads
moved a day
879
million
miles driven
daily

LaneAxis' breakthrough patented network makes removing the middle cost a reality


LANEAXIS

LaneAxis proudly holds the vision and patent for a shipper-to-carrier direct optimization platform, which was granted by the US Patent and Trademark Office in March 2018.

As LaneAxis builds a comprehensive transportation network, the aim is to operate in a manner reminiscent of the aviation industry. Real-Time network visibility driven by the implementation of Artificial Intelligence (AI) will play a pivotal role in transforming traditional trucking concepts As the network matures, rendering terms such as full truckload shipments ("FTL"), less-than-truckload shipments ("LTL"), regional, and last mile obsolete under the category of "Network Visibility." Modern technologies, including real-time load streaming, and incentives for drivers to share their live locations will empower shippers to efficiently locate and select the most suitable carriers for their loads, thereby optimizing the entire supply chain.

Today, the LaneAxis network replicates the capabilities of a traditional broker but at a massively reduced cost. The catalyst for industry transformation toward direct relationships will be driven by our robust marketing exposure and strategic partnerships, which provide direct access to key decision-makers in the field. This process helps ensure total trust and transparency between parties – and gives LaneAxis a tremendous competitive edge over its competition to build a true direct network.

The Problem

Disputed Payments

Dock Efficiency Analytics


20B Empty Truck Miles/Yr
Freight Lane Analytics
Broker Margins 15-50%
Lack of Direct Connectivity
Lack of Driver Metrics
Detention Times

The Solution


On-Demand Direct Independent Carrier Network
System Does 100%+ What a Broker Does - for 90% Less Cost
Allows Free Freight Rate Quotes on Any Load - With No Monthly Fee for Shippers
Eliminates Need for Costly and Unnecessary Freight Brokers
Shippers and Carriers Negotiate Direct Contractual Relationships
Shippers Pay Only 1% To Tender a Load at a Price They Confirm
And more!

Our beachhead market: truckers want freight brokers out of the picture


LANEAXIS
REMOVING THE BROKER FROM THE SUPPLY CHAIN.

One of the glaring issues within the outdated broker model is the common practice of brokers retaining substantial commissions, often ranging from 20% to 50%, from freight movements. This practice directly impacts the earnings of trucking companies and contributes to an inefficient and inequitable freight transportation landscape. Furthermore, the unregulated nature of freight brokerage fees grants brokers unchecked control, leading to chaos and inefficiency. When brokers are asked by carriers to disclose payments from the shippers, the broker often blacklists the carriers for inquiring about the rate. This puts the carriers in more financial distress.


BROKERS CHARGE 20% TO 50% COMMISSION.
20%
50%

Carriers and truck drivers want to deal directly with shippers. Adding another entity to the mix adds cost and confusion. By removing the middleman (the freight brokers) carriers now have an opportunity to control their own destiny.

Now with LaneAxis, independent carriers can turn their trucks into their 'salesperson'. Imagine, while driving, LaneAxis is alerting shippers of their availability while they are en route. The system notifies each party of the need, and fulfills the need for both sides, all while executing a contract, covered by insurance and both sides have real-time visibility of the life cycle of the shipment.

Take a look below at feedback from carriers that we've received, as well as thumbnails of videos that carriers have produced.


LANEAXIS
LANEAXIS


Stephon VA,804
the trucking industry needs to change nothing is fair to a O/O
4-21 Reply
38
View 1 reply
Madison Weirauch
Finally someone listened and is starting the change
3-31 Reply
18
ELVYN · Following
I agree with this app, the problem here is that OPs must learn to negotiate cargo prices, learn operating expenses
Reply
12
manuelmeza6032
Power is in numbers
4-23 Reply
0
jeffspiva2675
I told a broker that I wanted 90/10 split and I wanted to see the shippers rate... They hung up
4-24 Reply
15
Pete B
The problem is simple. The trucking industry's refusal to fully unite is the biggest problem
5-29 Reply
9
Forgetmetoday
Brokers should get 5 percent at most
5-28 Reply
20
Ozzy A
Thank you it's about time somebody do something for us
Reply
1